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Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Connect Biopharma Holdings Limited
Annual Report on Form 20-F for the Fiscal Year ended December 31, 2022
Filed April 11, 2023
File No. 001-40212

Dear Mr. Howes:

On behalf of our client, Connect Biopharma Holdings Limited (“Connect” or the “Company”), we are submitting this letter setting forth the Company’s responses to the comments contained in the letter dated July 11, 2023 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Form 20-F. For ease of reference, we have set forth the Staff’s comments in italics and the Company’s response for each item below.

Form 20-F for the Fiscal Year ended December 31, 2022

Part 1

Item 3. Key Information, page 4

1.

In future filings, please disclose prominently at the outset of Part I that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in the Key Information section a diagram of your corporate structure.

Connect’s Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in its future filings on Form 20-F, the Company will (i) disclose prominently at the outset of Part I that the Company is not a Chinese operating company but a Cayman Islands holding company with operations conducted by the Company’s subsidiaries and (ii) provide early in the Key Information section a diagram of the Company’s corporate structure.

July 24, 2023

Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations ..., page 7

2.

Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors in future filings.

Connect’s Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in its future filings on Form 20-F, the Company will include or continue to include the required disclosures regarding permissions or approvals that may be required from the China Securities Regulatory Commission, Cyberspace Administration of China or other PRC regulatory authorities, including in the Summary of Risk Factors section.

Item 4. Information on the Company

General Information, page 76

3.

Please revise future filings to disclose if you have specific cash management policies that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.

Connect’s Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that, in its future filings on Form 20-F, the Company will disclose further details on its internal cash transfer policies.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 174

4.

We note your statement that you reviewed your register of members and public filings made by your securityholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs(b)(2) and (3).

Connect’s Response: The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications as the basis for its submission. However, the Company has received written confirmations from the directors of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party. The Company believes that all of its directors and the directors of its consolidated foreign operating entities have

July 24, 2023

demonstrated honesty and integrity in their business activities. The Company respectfully advises the Staff that it also reviewed (i) its shares register provided by Maples Corporate Services Limited, (ii) Schedules 13G filed by its securityholders, and (iii) its non-objecting beneficial owner list. Based on the absence of any foreign governmental entity in its shares register or non-objecting beneficial owner list, the absence of any Schedule 13D or 13G filing made by any foreign governmental entity with respect to the Company’s securities, and the absence of foreign government representation on its board of directors, the Company has no awareness or belief that it is owned or controlled by a government entity in mainland China. If still applicable at the time of future filings on Form 20-F, the Company will electronically submit to the Commission on a supplemental basis a copy of each of the Company’s shares register and non-objecting beneficial owner list that it reviewed in relation to the Form 20-F filing.

5.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Connect’s Response: The Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications as the basis for its disclosure. However, it has received written confirmations from the directors of the Company and its consolidated foreign operating entities and each of them represented that he/she is not an official of the Chinese Communist Party. The Company believes that all of its directors and the directors of its consolidated foreign operating entities have demonstrated honesty and integrity in their business activities. The Company did not, however, request written confirmations from the directors of the Company and its consolidated foreign operating entities regarding their current or prior membership or affiliation with the Chinese Communist Party (other than with respect to current status as an official) in light of the language of Item 16I(b)(4), which the Company understood to require disclosure regarding current officials of the Chinese Communist Party.

6.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to the extent known.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Connect’s Response: We respectfully confirm that the Company’s articles and the articles of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party, including the text of any such charter.

*********

July 24, 2023

Any comments or questions regarding the foregoing should be directed to the undersigned at (858) 523-3959. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Michael Sullivan
Michael Sullivan of LATHAM &WATKINS LLP

cc:	Ibolya Ignat, Securities Exchange Commission

Franklin Wyman, Securities Exchange Commission

Jennifer Thompson, Securities Exchange Commission

Alan Campbell, Securities Exchange Commission

Jiang Bian, Esq., Connect Biopharma Holdings Limited

Cheung Ying (Cathy) Yeung, Esq., Latham & Watkins LLP